Dimensional

October 22, 2012

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Howie Hallock

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Mr. Hallock:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 150/151 to the Registration Statement of the Registrant (the “Amendment”) relating to the International Social Core Equity Portfolio and World ex U.S. Targeted Value Portfolio (each a “Portfolio” and together, the “Portfolios”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 8, 2012, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended.

Each SEC Staff comment is summarized below, followed by the Registrant’s responses to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.           Comment.  On the front cover of each prospectus, please remove the phrase “do not charge a sales commission or ‘load.’”

Response.  The instruction to Item 1 of Form N-1A states that “a Fund may include on the front cover page . . . any additional information, subject to the requirement set out in General Instruction C.3(b).”  General Instruction C.3(b) states that a Fund may include, except in response to Items 2 through 8, information that is not otherwise required so long as the information is not incomplete, inaccurate, or misleading and does not, because of the nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.  The Registrant believes that the phrase “do not charge a sales commission or ‘load’” on the front cover does not obscure or impede the understanding of the information that is required to be included.

2.          Comment.  Please remove the statement in the “Example” section of the prospectus for the International Social Core Equity Portfolio that states that the costs for the Portfolio reflect the net expenses of the Portfolio that result from the contractual expense waiver in the first year only. The Portfolio’s estimated total annual fund operating expenses are less than the expense cap.

U.S. Securities and Exchange Commission
October 22, 2012

Response.  The requested revision has been made.

3.           Comment.  In the “Purchase and Redemption of Fund Shares” section of the summary of each prospectus, please include the investment minimum for each Portfolio.

Response.  The Portfolios do not have a minimum investment amount.

4.           Comment.  Please include in each prospectus the disclosure required by Item 8 of Form N-1A relating to financial intermediary compensation.

Response.  Each Portfolio omits the information required by Item 8 of Form N-1A in its respective prospectus because neither the Portfolio nor its related companies pay financial intermediaries for the sale of fund shares or related services with respect to Institutional Class shares of the Portfolio.

5.           Comment.  Should the sub-advisors to each Portfolio be listed in the summary section of each Prospectus?

Response.  The Registrant does not believe that the inclusion of the sub-advisors in the summary section of the prospectus for each Portfolio is appropriate.

6.           Comment.  In the description of “Derivatives Risk” for each Portfolio, please include a description of leverage risk?

Response.  The Registrant does not believe that the inclusion of leverage risk is appropriate for the Portfolios.  As described in each prospectus, the Portfolios use derivatives for currency management and cash management purposes and the risk of leverage is not implicated by these strategies.

7.           Comment.  Please confirm that the description of the Fee Waiver and Expense Assumption Agreement for each Portfolio states all the applicable exclusions to the expense cap arrangement.

Response.  The description of the fee waiver and expense assumption arrangement for each Portfolio describes all the applicable exclusions to the expense cap.

8.          Comment.  Please remove the last sentence of the third footnote to the “Fee and Expenses of the Portfolio” section of the prospectus for the World ex U.S. Targeted Value Portfolio

Response.  The requested change has been made.

9.          Comment.  Please add a description discussing the duplication of fees to the “Fund of Funds Risk” for the World ex U.S. Targeted Value Portfolio.

U.S. Securities and Exchange Commission
October 22, 2012

Response.  The following disclosure has been added to the Fund of Funds Risk for the World ex U.S. Targeted Value Portfolio: “When the Portfolio invests in Underlying Funds, investors are exposed to a proportionate share of the expenses of those Underlying Funds in addition to the expenses of the Portfolio.”

* * * * * *

In connection with the Registrant’s response to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Carolyn L. O
Carolyn L. O, Esq.
Vice President
DFA Investment Dimensions Group Inc.